December 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Smead Funds Trust (the “Registrant”)

File Nos. 333-197810 and 811-22985

Dear Sir or Madam:

Transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 (the “1934 Act”) is a preliminary copy of the Notice and Proxy Statement to be sent to shareholders in connection with a Joint Special Meeting of Shareholders of the Smead International Value Fund and Smead Value Fund, each a series of the Registrant, to be held on March 10, 2023 (the “Meeting”). The close of business on December 15, 2022 is the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or any adjournments thereof. The Meeting will be held for the purposes set forth in the Proxy Statement.

Pursuant to Rule 14a-6(i)(2) of the 1934 Act, no fee is required for this filing.

If you have any questions concerning this filing, you may contact me at 608-284-2226, or via email at pkrill@gklaw.com.

Very truly yours,

/s/ Pamela M. Krill

Pamela M. Krill

Enclosures

cc:	Working Group